Annual and Special Meeting of Shareholders
of
KIRKLAND LAKE GOLD LTD.
(the "Company")

May 4, 2017

REPORT OF VOTING RESULTS
Pursuant to Section 11.3 of
National Instrument 51-102 -Continuous Disclosure Obligations ("NI 51-102")

In accordance with section 11.3 of NI 51-102 and following the annual meeting of shareholders of the Company held on May 4, 2017 (the “Meeting”), we hereby advise of the following voting results as tabulated.

Total common shares issued and outstanding at record date (March 27, 2017)	206,212,874
Total shares represented at the Meeting in person and by proxy	148,173,006
Percentage of total shares represented at the Meeting	71.85%

Fixing the Number of Directors

Based on proxies received and votes cast by a show of hands during the Meeting, the number of directors to be elected to hold office until the next annual meeting or until their successors are elected or appointed was fixed at eight, in accordance with the articles and by-laws of the Company.

	Votes cast FOR	% of votes cast FOR	Votes cast AGAINST	% of votes cast AGAINST
Fixing the Number of Directors	136,832,315	99.934%	90,054	0.066%

Election of Directors

Based on proxies received and votes conducted by ballot during the Meeting, the following individuals were elected as directors of the Company until the next annual shareholders’ meeting, with the following results:

Name of Nominee	Votes cast FOR	% votes cast FOR	Votes WITHHELD	% of Votes WITHHELD
Jonathan Gill	136,540,176	99.721%	381,793	0.279%
Arnold Klassen	136,542,306	99.723%	379,663	0.277%
Pamela Klessig	136,752,322	99.876%	169,647	0.124%
Anthony Makuch	135,496,463	98.959%	1,425,506	1.041%
Barry Olson	136,780,006	99.896%	142,363	0.104%
Jeffrey Parr	136,299,294	99.545%	623,075	0.455%
Eric Sprott	136,667,551	99.814%	254,818	0.186%
Raymond Threlkeld	134,885,129	98.512%	2,037,240	1.488%

Re-Appointment of Auditors

Based on proxies received and votes cast by show of hands during the Meeting, KPMG LLP, Chartered Accountants, were appointed as independent auditors of the Company for the ensuing year and the directors are authorized to fix their remuneration, with the following results:

	Votes cast FOR	% of votes cast FOR	Votes cast WITHHELD	% of votes cast WITHHELD
Appointment of Auditors	143,329,977	96.733%	4,840,538	3.267%

Long Term Incentive Plan

Based on proxies received and votes cast by ballot during the Meeting, the long term incentive plan of the Company as further set out management information circular dated April 7, 2017 was approved with the following results:

	Votes cast FOR	% of votes cast FOR	Votes cast AGAINST	% of votes cast AGAINST
Long Term Incentive Plan	122,547,498	89.501%	14,374,055	10.498%

Deferred Share Unit Plan

Based on proxies received and votes cast by ballot during the Meeting, the deferred share unit plan of the Company as further set out management information circular dated April 7, 2017 was approved with the following results:

	Votes cast FOR	% of votes cast FOR	Votes cast AGAINST	% of votes cast AGAINST
Deferred Share Unit Plan	121,599,788	88.809%	15,322,581	11.191%

Stock Option Plan Amendments

Based on proxies received and votes cast by ballot during the Meeting, the amendments to the stock option plan of the Company as further set out management information circular dated April 7, 2017 was approved with the following results:

	Votes cast FOR	% of votes cast FOR	Votes cast AGAINST	% of votes cast AGAINST
Stock Option Plan Amendments	126,693,166	92.529%	10,299,203	7.471%